EXHIBIT 5

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require to addition of an explanatory paragraph (following to opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change described in Note 4 to the financial statements. Our reports to the shareholders dated November 19, 2002 are expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ reports when the change is properly accounted for and adequately disclosed in the financial statements

“Deloitte & Touche LLP” Chartered Accountants Toronto, Ontario November 19, 2002	“PricewaterhouseCoopers LLP” Chartered Accountants Toronto, Ontario November 19, 2002